Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Second Quarter 2011 Financial Results

SHANGHAI, China, August 4, 2011 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2011 ended June 30, 2011.

Second Quarter 2011 Financial Highlights:
– Total revenues increased 26.7% over Q2 2010 to RMB332.4 million (US$51.4 million), within the Company’s guidance range of RMB325 million to RMB335 million
– Online recruitment services revenues increased 49.0% over Q2 2010 to RMB200.5 million (US$31.0 million)
– Gross margin expanded to 71.8% compared with 68.0% in Q2 2010
– Income from operations increased 68.8% over Q2 2010 to RMB108.8 million (US$16.8 million)
– Fully diluted earnings per common share were RMB1.41 (US$0.44 per ADS)
– Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.87 (US$0.58 per ADS)
– Cash and short-term investments increased to RMB1,826.0 million (US$282.5 million) as of June 30, 2011

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Making broad progress on our strategic initiatives, we achieved another quarter of solid growth and improved profitability. We successfully expanded our customer base in existing and new geographies, achieved increased spending per employer in our online business and gained momentum in our other HR services business. With our proven track record for execution, established industry leadership position and unparalleled suite of end-to-end HR solutions, we possess distinct competitive advantages and move forward confidently to position 51job for sustainable, profitable growth over the long term.”

Second Quarter 2011 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2011 were RMB332.4 million (US$51.4 million), an increase of 26.7% from RMB262.4 million for the same quarter in 2010.

Online recruitment services revenues for the second quarter of 2011 were RMB200.5 million (US$31.0 million), representing a 49.0% increase from RMB134.6 million for the same quarter of the prior year. The increase was primarily due to a greater number of unique employers using the Company’s online recruitment services as well as higher average revenue per unique employer. Unique employers increased 23.2% to 168,957 in the second quarter of 2011 compared with 137,111 in the same quarter of the prior year driven by new customer acquisition and greater usage of online recruitment services. Average revenue per unique employer increased 20.9% in the second quarter of 2011 as compared to the same quarter in 2010 due to strong market demand and the impact of price increases implemented in April 2011.

Print advertising revenues for the second quarter of 2011 decreased 27.8% to RMB51.8 million (US$8.0 million) compared with RMB71.7 million for the same quarter in 2010. The decline was primarily due to a reduction in the number of cities where 51job Weekly is published and a 39.2% decrease in the estimated number of print advertising pages generated in the second quarter of 2011 to 1,574 from 2,587 pages in the same quarter in 2010. This decline was partially offset by higher average revenue per page. Average revenue per page increased 18.6% in the second quarter of 2011 as compared to the same quarter in 2010 primarily as a result of greater page contribution from higher priced cities.

Other human resource related revenues for the second quarter of 2011 increased 43.1% to RMB80.1 million (US$12.4 million) from RMB56.0 million in the same quarter of 2010 primarily due to greater market demand for our business process outsourcing and training services.

Gross profit for the second quarter of 2011 increased 34.1% to RMB226.6 million (US$35.1 million) from RMB169.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, expanded to 71.8% in the second quarter of 2011 compared with 68.0% in the same quarter in 2010 primarily due to greater economies of scale.

Operating expenses for the second quarter of 2011 increased 12.6% to RMB117.8 million (US$18.2 million) from RMB104.6 million for the same quarter of 2010. Operating expenses as a percentage of net revenues decreased to 37.3% for the second quarter of 2011 compared with 42.1% for the second quarter of 2010. Sales and marketing expenses for the second quarter of 2011 increased 14.9% to RMB78.7 million (US$12.2 million) from RMB68.5 million for the same quarter of the prior year primarily due to higher salary expenses, commissions and bonuses. General and administrative expenses for the second quarter of 2011 increased 8.4% to RMB39.1 million (US$6.0 million) from RMB36.1 million in the second quarter of 2010 primarily due to higher share-based compensation expense and office expenses.

Income from operations for the second quarter of 2011 increased 68.8% to RMB108.8 million (US$16.8 million) from RMB64.5 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, increased to 34.5% in the second quarter of 2011 compared with 25.9% in the same quarter of 2010.

Net income for the second quarter of 2011 increased 53.6% to RMB83.5 million (US$12.9 million) from RMB54.3 million for the same quarter in 2010. Fully diluted earnings per common share for the second quarter of 2011 were RMB1.41 (US$0.22) compared with RMB0.97 for the same quarter in 2010. Fully diluted earnings per ADS for the second quarter of 2011 were RMB2.82 (US$0.44) compared with RMB1.95 in the second quarter of 2010.

In the second quarter of 2011, the Company recognized total share-based compensation expense of RMB9.7 million (US$1.5 million) compared with RMB6.5 million in the second quarter of 2010. The Company also recognized loss from foreign currency translation of RMB2.1 million (US$0.3 million) in the second quarter of 2011 compared with RMB1.0 million in the second quarter of 2010 due to an appreciation of the Renminbi against the U.S. dollar.

Loss from impairment of long-term investments in the full amount of RMB15.1 million (US$2.3 million) was recognized in the second quarter of 2011 as the Company determined the carrying values were not recoverable. These long-term investments consisted of non-interest bearing loans provided to Area Link Co., Ltd., which is the holding company of a coupon advertising services business in China, in 2007 and 2008. Area Link is owned and operated by Recruit Co., Ltd., a large shareholder of the Company.

Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted income for the second quarter of 2011 increased 78.2% to RMB110.3 million (US$17.1 million) compared with RMB61.9 million for the second quarter of 2010. Non-GAAP adjusted fully diluted earnings per common share were RMB1.87 (US$0.29) in the second quarter of 2011 compared with RMB1.11 in the second quarter of 2010. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2011 were RMB3.73 (US$0.58) compared with RMB2.22 in the second quarter of 2010.

Six Months 2011 Unaudited Financial Results

Total revenues for the six months ended June 30, 2011 were RMB657.0 million (US$101.6 million), an increase of 27.2% from RMB516.6 million for the same period in 2010. Income from operations for the six months ended June 30, 2011 increased 72.8% to RMB216.9 million (US$33.6 million) from RMB125.5 million for the same period in 2010.

Net income for the six months ended June 30, 2011 increased 67.1% to RMB175.1 million (US$27.1 million) from RMB104.8 million for the same period in 2010. Fully diluted earnings per common share for the six months ended June 30, 2011 increased to RMB2.96 (US$0.46) from RMB1.88 for the same period in 2010. Fully diluted earnings per ADS for the six months ended June 30, 2011 were RMB5.92 (US$0.92) compared with RMB3.76 for the same period in 2010.

Excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the six months ended June 30, 2011 increased 78.1% to RMB211.5 million (US$32.7 million) from RMB118.8 million for the six months ended June 30, 2010. Non-GAAP adjusted fully diluted earnings per common share were RMB3.58 (US$0.55) in the first half of 2011 compared with RMB2.13 in the same period in 2010. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2011 were RMB7.16 (US$1.11) compared with RMB4.27 in the same period in 2010.

As of June 30, 2011, the Company had cash and short-term investments totaling RMB1,826.0 million (US$282.5 million) compared with RMB1,599.8 million as of December 31, 2010. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the third quarter of 2011, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB335 million to RMB345 million (US$51.8 million to US$53.4 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2011 is in the estimated range of RMB1.80 to RMB1.90 per common share (US$0.56 to US$0.59 per ADS). The Company expects aggregate share-based compensation expense to increase in the third quarter of 2011 to approximately RMB12 million (US$1.9 million).

Other Company News

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the second quarter of 2011, the Company repurchased 2,000 ADSs, representing 4,000 common shares, in the open market for an aggregate consideration of US$0.1 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 1,015,329 ADSs, representing 2,030,658 common shares, for an aggregate consideration of US$11.0 million.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.4635 to US$1.00, the noon buying rate on June 30, 2011 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 4, 2011 (9:00 a.m. Shanghai / Hong Kong time zone on August 5, 2011) to discuss its second quarter 2011 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4459009 and the following telephone numbers:

US: +1-888-549-7880

Hong Kong: +852-3009-5027

International: +1-480-629-9678

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding the loss from impairment of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss is unrelated to the Company’s core business operations. 51job also believes these non-GAAP measures excluding share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2011, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2011; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2011 or as a result of new information, future events or otherwise.

- Financial tables follow -

51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	134,634	200,543	31,027
Print advertising	71,740	51,785	8,012
Other human resource related revenues	56,002	80,111	12,394

Total revenues	262,376	332,439	51,433

Less: Business and related tax	(13,773)	(17,067)	(2,640)

Net revenues	248,603	315,372	48,793

Cost of services (Note 2)	(79,586)	(88,781)	(13,736)

Gross profit	169,017	226,591	35,057

Operating expenses:
Sales and marketing (Note 3)	(68,500)	(78,679)	(12,173)
General and administrative (Note 4)	(36,061)	(39,092)	(6,048)

Total operating expenses	(104,561)	(117,771)	(18,221)

Income from operations	64,456	108,820	16,836
Loss from foreign currency translation	(1,045)	(2,067)	(320)
Loss from impairment of long-term investments	—	(15,081)	(2,333)
Interest and investment income	4,661	11,255	1,741
Other income	2,456	3,238	501

Income before income tax expense	70,528	106,165	16,425
Income tax expense	(16,200)	(22,702)	(3,512)

Net income	54,328	83,463	12,913

Earnings per share:
Basic	0.99	1.47	0.23
Diluted	0.97	1.41	0.22
Earnings per ADS (Note 5):
Basic	1.97	2.94	0.45
Diluted	1.95	2.82	0.44
Weighted average number of common shares outstanding:
Basic	55,055,771	56,723,431	56,723,431
Diluted	55,758,113	59,131,101	59,131,101

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RM6.4635 on June 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,043 and RMB1,554 (US$240) for the three months ended June 30, 2010 and 2011, respectively.

3.	Includes share-based compensation expense of RMB897 and RMB1,336 (US$207) for the three months ended June 30, 2010 and 2011, respectively.

4.	Includes share-based compensation expense of RMB4,572 and RMB6,808 (US$1,053) for the three months ended June 30, 2010 and 2011, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	244,343	373,331	57,760
Print advertising	164,109	138,190	21,380
Other human resource related revenues	108,195	145,466	22,506

Total revenues	516,647	656,987	101,646

Less: Business and related tax	(27,536)	(35,765)	(5,534)

Net revenues	489,111	621,222	96,112

Cost of services (Note 2)	(165,541)	(179,154)	(27,718)

Gross profit	323,570	442,068	68,394

Operating expenses:
Sales and marketing (Note 3)	(124,654)	(149,343)	(23,106)
General and administrative (Note 4)	(73,383)	(75,794)	(11,726)

Total operating expenses	(198,037)	(225,137)	(34,832)

Income from operations	125,533	216,931	33,562
Loss from foreign currency translation	(1,113)	(5,542)	(857)
Loss from impairment of long-term investments	—	(15,081)	(2,333)
Interest and investment income	8,750	18,717	2,896
Other income	2,696	3,536	547

Income before provision for income tax	135,866	218,561	33,815
Income tax expense	(31,096)	(43,487)	(6,728)

Net income	104,770	175,074	27,087

Earnings per share:
Basic	1.90	3.09	0.48
Diluted	1.88	2.96	0.46
Earnings per ADS (Note 5):
Basic	3.80	6.18	0.96
Diluted	3.76	5.92	0.92
Weighted average number of common shares outstanding:
Basic	55,084,868	56,616,471	56,616,471
Diluted	55,685,041	59,097,459	59,097,459

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.4635 on June 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB2,063 and RMB2,540 (US$393) for the six months ended June 30, 2010 and 2011, respectively.

3.	Includes share-based compensation expense of RMB1,774 and RMB2,183 (US$338) for the six months ended June 30, 2010 and 2011, respectively.

4.	Includes share-based compensation expense of RMB9,042 and RMB11,127 (US$1,721) for the six months ended June 30, 2010 and 2011, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	70,528	106,165	16,425
Add back: Share-based compensation expense	6,512	9,698	1,500
Add back: Loss from foreign currency translation	1,045	2,067	320
Add back: Loss from impairment of long-term investments	—	15,081	2,333

Non-GAAP income before income tax expense	78,085	133,011	20,578
GAAP income tax expense	(16,200)	(22,702)	(3,512)
Tax impact of share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments	(3)	(27)	(4)

Non-GAAP income tax expense	(16,203)	(22,729)	(3,516)

Non-GAAP adjusted net income	61,882	110,282	17,062

Non-GAAP adjusted earnings per share:
Basic	1.12	1.94	0.30
Diluted	1.11	1.87	0.29
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.25	3.89	0.60
Diluted	2.22	3.73	0.58
Weighted average number of common shares outstanding:
Basic	55,055,771	56,723,431	56,723,431
Diluted	55,758,113	59,131,101	59,131,101

	For the Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	135,866	218,561	33,815
Add back: Share-based compensation expense	12,879	15,850	2,452
Add back: Loss from foreign currency translation	1,113	5,542	857
Add back: Loss from impairment of long-term investments	—	15,081	2,333

Non-GAAP income before income tax expense	149,858	255,034	39,457
GAAP income tax expense	(31,096)	(43,487)	(6,728)
Tax impact of share-based compensation expense, loss from foreign currency translation and loss from impairment of long-term investments	(3)	(42)	(6)

Non-GAAP income tax expense	(31,099)	(43,529)	(6,734)

Non-GAAP adjusted net income	118,759	211,505	32,723

Non-GAAP adjusted earnings per share:
Basic	2.16	3.74	0.58
Diluted	2.13	3.58	0.55
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.31	7.47	1.16
Diluted	4.27	7.16	1.11
Weighted average number of common shares outstanding:
Basic	55,084,868	56,616,471	56,616,471
Diluted	55,685,041	59,097,459	59,097,459

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.4635 on June 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	June 30,	June 30,
	2010	2011	2011
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,192,888	656,774	101,613
Restricted cash	44,888	11,971	1,852
Short-term investments	406,943	1,169,216	180,895
Accounts receivable (net of allowance of RMB1,965 and RMB2,244 as of December 31, 2010 and June 30, 2011, respectively)	33,386	30,831	4,770
Prepayments and other current assets	75,256	158,599	24,538
Deferred tax assets, current	6,749	4,621	715

Total current assets	1,760,110	2,032,012	314,383

Long-term investments, net	15,433	—	—
Property and equipment, net	202,699	195,625	30,266
Intangible assets, net	4,805	4,986	771
Other long-term assets	4,853	6,476	1,002
Deferred tax assets, non-current	110	535	83

Total non-current assets	227,900	207,622	32,122

Total assets	1,988,010	2,239,634	346,505

LIABILITIES
Current liabilities:
Accounts payable	15,551	12,884	1,993
Salary and employee related accrual	39,543	30,361	4,697
Taxes payable	39,795	28,872	4,467
Advance from customers	186,191	268,066	41,474
Other payables and accruals	50,491	34,970	5,411

Total current liabilities	331,571	375,153	58,042

Deferred tax liabilities, non-current	1,583	1,777	275

Total liabilities	333,154	376,930	58,317

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,473,949 and 56,803,297 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	47	47	7
Additional paid-in capital	997,933	1,030,548	159,441
Statutory reserves	6,811	6,811	1,054
Other comprehensive income	1,313	1,472	228
Retained earnings	648,752	823,826	127,458

Total shareholders’ equity	1,654,856	1,862,704	288,188

Total liabilities and shareholders’ equity	1,988,010	2,239,634	346,505

Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.4635 on June 30, 2011 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.